UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                               (AMENDMENT NO. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                         MCNAUGHTON APPAREL GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    582524104
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                                 (CUSIP Number)


                              James Alterbaum, Esq.
                                Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 704-6000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                September 2, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Leslie Schneider
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|

                                                                  (b) |X|
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            00
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                              ITEMS 2(d) or 2(e)

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

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                           7      SOLE VOTING POWER
      NUMBER OF
        SHARES                    1,233,572
     BENEFICIALLY          -----------------------------------------------------
       OWNED BY            8      SHARED VOTING POWER
         EACH
      REPORTING                   0
        PERSON             -----------------------------------------------------
         WITH              9      SOLE DISPOSITIVE POWER

                                  1,233,572
                           -----------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                          10
                                  0
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           1,233,572(1)
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13   11.84% (1)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person's father, Leonard Schneider, and her adult brother and sister, Scott Schneider and Susan Schneider, beneficially own an aggregate of 2,649,657 shares of Common Stock. The Reporting Person, together with her father and her adult brother and sister, may be deemed to be a member of a group that beneficially owns 3,883,229 shares of Common Stock, representing approximately 33.63% of the outstanding shares of Common Stock. The Reporting Person denies the existence of a group with any or all of her father and her adult brother and sister, and disclaims beneficial ownership of the shares of Common Stock beneficially owned by any or all of her father and her adult brother and sister.

                               Page 2 of 6 pages

Except as to Items 3, 5 and 7, no changes have occurred to the answer of any Items of this Schedule 13D from the information last reported by the Reporting Person in respect of such Items. This amendment No. 1 is being filed to report the "acquisition" by the Reporting Person of additional options to purchase shares of the Issuer's Common Stock. These options were previously granted and have become exercisable within 60 days of September 2, 2000.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 9, 2000, Susan Schneider, Leslie Schneider and Scott Schneider entered into an agreement dated as of August 3, 2000, and as amended on August 29, 2000 (the "Agreement") with New Jeri-Jo (as hereinafter defined) and the Company pursuant to which the Reporting Person, Leonard Schneider, Susan Schneider and Scott Schneider (collectively, the "Schneiders") respectively acquired, on August 29, 2000, among other things, 480,000, 800,000, 480,000 and 240,000 shares of Common Stock. No new consideration was paid for such shares of Common Stock. The shares represent a portion of the contingent payment payable pursuant to that certain Agreement of Purchase and Sale dated as of April 15, 1998, as amended (the "Purchase Agreement"), by and among JJK II Inc. (formerly known as Jeri-Jo Knitwear Inc.) ("JJKII"), JJK III Inc. (formerly known as Jamie Scott, Inc.) ("JJKIII" and collectively with JJKII, the "Selling Companies"), the stockholders of JJK III, Inc., Jeri-Jo Knitwear, Inc. (formerly known as JJ Acquisition Corp.) ("New Jeri-Jo"), and the Company (formerly known as Norton McNaughton, Inc.).

         Pursuant to the Purchase Agreement, New Jeri-Jo acquired substantially all of the assets of the Selling Companies, and the Selling Companies received cash consideration of $55,000,000 at the closing, which occurred on June 18, 1998. Also pursuant to the Purchase Agreement, the Selling Companies were entitled to additional contingent consideration (the "Earn-Out Payment") based on the earnings of New Jeri-Jo during the two year period following the closing date. The Agreement constitutes an amendment to the Purchase Agreement, and sets forth agreements among the parties thereto as to, among other things, how much the Earn-Out Payment will be, when it will be paid, and in what form (cash, stock or other consideration) it will be delivered. Pursuant to the Agreement, in certain circumstances, including in the event the Company does not make the final cash payment due to the Schneiders under the Agreement on or before November 30, 2000, the Schneiders (including the Reporting Person) may be entitled to additional shares of Common Stock. In addition, pursuant to the Agreement, each of the Schneiders (including the Reporting Person) agreed not to publicly sell or publicly transfer any shares of Common Shares until the earlier to occur of the closing of a new financing arrangement by the Company or November 30, 2000.

         Leonard Schneider was the sole stockholder of JJK II and was assigned its rights to the Earn-Out Payment under the Purchase Agreement. The Reporting Person, Susan Schneider and Scott Schneider were the sole stockholders of JJK III and were assigned its rights to the Earn-Out Payment under the Purchase Agreement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Leslie Schneider is the beneficial owner of 1,233,527 (11.84%) of the issued and outstanding shares of Common Stock, including 480,000 shares of Common Stock acquired pursuant to the Agreement, options to acquire 214,572 shares of Common Stock exercisable at $6.375 per share, all of which are currently exercisable, options to acquire 75,000 shares of Common Stock exercisable at $9.00 per share, all of which are currently exercisable, and options to acquire 464,000 shares of Common Stock exercisable at $15.375 per share, all of which are currently exercisable or exercisable within 60 days of the date hereof.

         Leonard Schneider is the father of Leslie Schneider. Susan Schneider is the adult sister and Scott Schneider is the adult brother of Leslie Schneider. Because of their family relationship, the Reporting Person, together with any or all of her father, Leonard Schneider, and her adult sister and brother, Susan Schneider and Scott Schneider, may be deemed a "group" within the meaning of Rule 13d-5 under the Exchange Act and, therefore, the Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule


                               Page 3 of 6 pages

13d-3 under the Exchange Act, of any or all of the shares beneficially owned by each of Leonard Schneider, Susan Schneider and Scott Schneider, or an aggregate of 3,883,229 shares of Common Stock, representing, based on the 9,663,362 shares of Common Stock which were issued and outstanding on September 2, 2000 and the options to purchase an aggregate of 1,883,229 shares of Common Stock held by the Reporting Person and Susan Schneider and Scott Schneider which are currently exercisable or become exercisable within 60 of the date hereof, approximately 33.63% of the total of the outstanding shares of the Common Stock (assuming the issuance of all shares of Common Stock beneficially owned by each of the Schneiders pursuant to the Agreement) and such options. The Reporting Person denies that she is a member of a "group" for the purposes of Section 13 of the Exchange Act and disclaims beneficial ownership of all securities of her father, Leonard Schneider, and her adult sister and brother, Susan Schneider and Scott Schneider. The filing of this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of any of her father, Leonard Schneider, or her adult sister and brother, Susan Schneider and Scott Schneider, or that the Reporting Person is a member of a "group" with any or all of her father and her adult sister and brother.

         In addition to the filing of this statement by the Reporting Person on the date hereof, each of Leonard Schneider, Susan Schneider and Scott Schneider is filing his or her own Schedule 13D on the date hereof reporting the shares of Common Stock beneficially owned by him or her on September 2, 2000.

         (b) The following table sets forth information as to shares of Common Stock as to which the Reporting Person has sole or shared power to vote or to direct the disposition at September 2, 2000:

                                               Shares with            Shares with
                                           Sole Power to Vote    Shared Power to Vote                Total
                                                   and                    and                 -------------------
                                           Direct Disposition     Direct Disposition          Shares            %
                                           ------------------     ------------------          ------           ---
Leslie Schneider                                1,233,572 (1)           --                 1,233,572 (1)     11.84%

          (c) Except as set forth below, the Reporting Person has not engaged in any transaction in the Common Stock since sixty (60) days prior to the date hereof:

         (i) On August 9, 2000, the Reporting Person surrendered for cancellation, as of August 2, 2000, options to purchase 101,000 shares of Common Stock, which options were exercisable at $9.00 per share and all of which were then currently exercisable.

         (ii) On August 9, 2000, the Reporting Person entered into an agreement dated as of August 3, 2000 with the Company, pursuant to which certain options to purchase Common Stock which were to be granted to the Reporting Person in the future pursuant to an option bonus plan of the Company would not be exercisable upon the date granted, but instead would become exercisable on November 1, 2000.

         (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Company beneficially owned by the Reporting Person.

         (e)      Not applicable.
--------------------

(1) Includes 753,572 shares which are not outstanding but which are subject to issuance upon exercise of options held by Leslie Schneider that are presently exercisable or exercisable within 60 days of the date hereof.

                               Page 4 of 6 pages

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Agreement of Purchase and Sale dated as of April 15, 1998 (the "Purchase Agreement") by and among JJK II Inc. (formerly known as Jeri-Jo Knitwear), JJK III Inc. (formerly known as Jamie Scott, Inc.), the stockholders of JJK III Inc., Jeri-Jo Knitwear, Inc. (formerly known as JJ Acquisition Corp.), and McNaughton Apparel Group, Inc. (formerly known as Norton McNaughton, Inc.) (incorporated by reference to the Company's Form 8-K of April 22, 1998).

         Exhibit 2:          Amendment  to  Purchase  Agreement  dated as of
                             August  3,  2000   (Incorporated  by  reference  to
                             Schedule 13D filed by Reporting Person on August 23, 2000).

         Exhibit 3: Amendment to Purchase Agreement dated as of August 29, 2000 (filed herewith).

                               Page 5 of 6 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2000

                                                        /s/ Leslie Schneider
                                                        ------------------------
                                                        Leslie Schneider